EXHIBIT 99.9

Bloomberg

Interviewee: Suresh Senapaty, CFO

Bloomberg: Thank you and I am sorry for this confusion. We are on air now. Can you please give me details of your performance?

Suresh Senapaty: As far as the revenue for quarter is concerned, we achieved a $300 million landmark ahead of our guidance of $292 million. It was a sequential growth of 8%, and if you look at year on year growth, we had about 54% year on year growth in global IT in dollar terms. In terms of profits, we have had about 73% year on year growth in net income. We are seeing a strong momentum and growth on all sides. 27 of our 50 top customers are giving us double digit sequential growth. Growth in Europe has been good, where we had a sequential growth of 20%. We saw strong growth in corporates, especially in retail vertical, in package implementation. So net-net we are expecting continued momentum for the next quarter and for year.

That is the reason why it gives us confidence that we will be able to stay ahead of industry in terms of the growth rate. We had a good number of employee adds; it was about 3000 plus, we had expansion in operating margin by about 3.4%, 340 basis points. We think all these factors are positive for us, and have given us the confidence that we will do better compared to the industry.

Bloomberg: What is your guidance for the year?

Suresh Senapaty: We have a practice of guiding for the following quarter. Having achieved about $300 million last quarter, we are guiding about $318 million approximately for the current quarter. This is a 6% sequential dollar growth. We are confident that we will achieve better than the industry growth rates, for the year too.

Bloomberg: What is the growth rate for onsite Vs the off shore?

Suresh Senapaty: We saw a sequential increase in price of about 3 percentage points both in onsite and offshore. In blended rates, it was an increase of about 2.6%. This realization comes out of three factors. One is because of the change in the business mix — we have more consulting, more package implementation. These give you a higher realization. B, we have 22% of projects are fixed-price projects, delivering them ahead of time, delivering them with the least efforts. In terms of the market, by using reusable components we have enhanced our price realization. The third is going to the customer and saying instead of giving a $1, give me a 10 cents more. So with a combination of these three factors, we have been able to get the price increases in the last three quarters. We think there is still scope. We are not saying that price increase will come by increasing the prices with the customer, but a combination of these three things, we think will help us.

Bloomberg: What has been the impact of the backlash against outsourcing in the US?

Suresh Senapaty: The anti-outsourcing noise in the US has been subdued. The data from the last two months show that the noise around out sourcing created a far higher awareness of outsourcing businesses and about the benefits of off shoring to India. The long-term potential of off shoring does not change. However, we would be cautious till the US presidential elections.

Bloomberg: How many new customers did you add during the quarter? And how do you think you will grow in terms of customer acquisitions?

Suresh Senapaty: Our customer acquisitions have been around 35 for certain quarters. So, it would be reasonable to expect similar numbers from the current quarter too because Wipro’s ability to attract talent, Wipro’s ability to get more customers continues to be strong. In fact the million dollar accounts have gone up from about 132 to 138, and more than $20 million accounts have gone up from 12 to 16. We have seen that out of the top 50, 27 customers have given us sequential double-digit growth. So, we are seeing the demand across all the verticals, across the entire customer base that we have.

Bloomberg: US companies which have realized the value of being in India have set shop in India. How does the situation change once all these companies become operational?

Suresh Senapaty: I don’t think the situation changes because if you look at the kind of customers coming to India, they are definitely looking at more and more Indian players here. They look at US or US companies, in terms of getting into niche areas, the high-end service elements.

I also think that the customers are coming to those vendors who have end to end service, starting from BPO to consulting to IT services to custom application development, system integration, total outsourcing, and package implementation at high quality, and they are coming to larger companies. The buyer is coming more and more to the larger players. So from that perspective, of course we face the competition from Indian companies but I think Wipro has the advantage to be able to win more customers.

Bloomberg: How do you manage the fluctuations of the currencies and what is your foreign currency management strategy? How has it worked?

Suresh Senapaty: As you know that we have adopted a cash-flow hedging accounting, which means that we are doing our hedges for future cash flows. We are not susceptible to volatility of the mark to market every month or every quarter. Through this process we are ensuring the realization for every dollar that we sell for the different periods of time. So, this point in time, so far as last quarter was concerned, we hedged by about 0.5% margin coming down, and of course the impact will also be there in the current quarter. But the volatility is much lower because we have fairly long position on the hedges.